Exhibit 14
Scripps Networks Interactive, Inc.
Code of Business Conduct and Ethics
for the Chief Executive Officer and Senior Financial Officers
A.	Introduction

B.	Adoption Date

The audit committee of Scripps board of directors adopted this Code on , 2008.
C.	Principles and Responsibilities
1.	Senior Officers shall act with honesty and integrity and shall avoid actual or apparent conflicts of interest in their personal and professional relationships. Senior Officers shall disclose to the appropriate person (as identified in Section D of this Code) any material transaction or relationship that reasonably could he expected to give rise to such a conflict.

2.	Senior Officers shall provide information that is full, fair, accurate, timely, and understandable in all periodic reports and disclosures to the U. S. Securities and Exchange Commission and in all other public communications made by Scripps.

3.	Senior Officers shall comply with the rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

4.	Senior Officers shall act in good faith, responsibly, with due care, competence, and diligence. They shall not misrepresent material facts or allow their independent judgments to be subordinated.

5.	Senior Officers shall respect the confidentiality of information acquired in the course of their work except when authorized or otherwise legally obligated to disclose that information. They shall not use confidential information acquired in the course of their work for personal advantage or share such information with third parties.

6.	Senior Officers, as responsible partners among peers, shall proactively promote ethical behavior in the work environment and the community.

7.	Senior Officers shall act responsibly in their use of and control over all assets and resources.

D.	Report material transactions or relationships that reasonably could be expected to give rise to a conflict of interest or other violation of this Code.

Senior Officers are encouraged to promptly talk to supervisors, or other appropriate personnel, about observed and/or reported illegal or unethical behavior and when in doubt about the best course of action in a particular situation. Scripps prohibits retaliation against anyone who, in good faith, reports misconduct by others or who participates in an investigation of such behavior. Senior Officers are expected to cooperate in internal investigations of misconduct.

Compliance steps to keep in mind:
1.	Make sure you have all the facts.

2.	Discuss the issue with your supervisor.

3.	Seek help from Scripps resources. In the rare cases where it may not be appropriate to discuss an issue with your supervisor or where you do not feel comfortable approaching your supervisor with your question, discuss the matter locally with your general manager. If that also is not appropriate, contact [Lori A. Hickok, Senior Vice President/Finance of Scripps at .].

4.	If for any reason you are unable to use Scripps resources, financial officers are encouraged to utilize either the web or a toll-free telephone number to report material transactions or relationships that reasonably could be expected to give rise to a conflict of interest or other violation of this Code. The Company has contracted with EthicsPoint. Inc. to offer an anonymous reporting solution for all of its employees. The telephone number is 1-888-xxx-xxx and the website is www.ethicspoint.com. These anonymous reporting methods are offered to permit employees to confidentially report a situation that may be in violation of Scripps policies or local or federal law or regulations. Use of these reporting methods can assure access to Scripps’ Audit Committee of its Board of Directors.

E.	Compliance with the Code

Senior Officers are required to review this Code at least annually, and to sign a compliance statement reflecting their conformity with this Code.
F.	Waivers of the Code

Any request for a waiver of this Code must be made to the Audit Committee of the Scripps Board of Directors, which shall consider the request and recommend action to the Board of Directors. Any waiver granted will be promptly disclosed as required by law or stock exchange rules.

COMPLIANCE STATEMENT
Scripps Networks Interactive, Inc.
Code of Business Conduct and Ethics
for the Chief Executive Officer and Senior Financial Officers
This compliance statement does not represent an employment contract between an employee and Scripps and does not guarantee any right of employment. However. the chief executive officer and every senior financial officer is asked to complete it annually and return it to [Joseph G. NeCastro, Senior Vice President and Chief Financial Officer], Scripps Networks Interactive, Inc.
1.	I have received and read the Scripps Networks Interactive, Inc.’s Code of Business Conduct and Ethics for the Chief Executive Officer and Senior Financial Officers.
yes                          no
2.	I comply now and agree to comply in the future with Scripps Networks Interactive, Inc.’s Code of Business Conduct and Ethics for the Chief Executive Officer and Senior Financial Officers.
yes                          no
My responses to this compliance statement are true and complete. In the event that a change occurs which would alter a response. I will promptly so advise the Senior Vice President and Chief Financial Officer or the Vice President and Controller.

Employee signature	Date

Employee name (please print)	Location